FOR IMMEDIATE RELEASE
                                                      ---------------------


                         ZENITH REPORTS HIGHER REVENUES,

                         IMPROVED FIRST-QUARTER RESULTS

GLENVIEW, Ill., April 20, 1994 -- First-quarter 1994 revenues for Zenith Electronics Corporation's core business increased significantly, and the company reported a $10 million improvement in operating results, compared with the same period of 1993.

    Total revenues in the quarter were $297 million in 1994, compared with $290 million in 1993. Core business revenues increased by $29 million, even after absorbing $8 million of lower color television selling prices from the first quarter of 1993. Sales for non-core business areas decreased by $22 million in the quarter.

    The increase in core business sales, primarily higher color television unit shipments, reflects the excellent acceptance of Zenith's color TV product line and the continued strength of the Zenith brand name, the company said.

    The first-quarter 1994 net loss narrowed to $11.9 million, or 32 cents per share, from a first-quarter 1993 net loss of $21.8 million, or 72 cents per share.

                                                                  (MORE)

    Cost reductions achieved in the quarter were on plan as the company continued to implement major re-engineering actions in the core Consumer Electronics and Cable/Network Systems business. These actions should continue to benefit future quarters.

    First-quarter financing activities included the continuation of programs launched in 1993 to sell equity and debt. The company sold senior subordinated convertible debentures in a private placement and, pursuant to shelf offerings, sold common stock to investors. The company had no short-term debt at the end of the first quarter, compared with $23 million of short-term debt a year ago.

                                     -30-








MEDIA CONTACT:  John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713

                       ZENITH ELECTRONICS CORPORATION
                   STATEMENTS OF CONSOLIDATED OPERATIONS
                  (In millions, except per share amounts)


                                                        (Unaudited)
                                                    Three Months Ended
                                                  -----------------------
                                                    April 2,    April 3,
                                                      1994        1993
                                                  -----------  ----------

Net sales                                           $ 297.1     $ 290.5

Costs, expenses and other:
  Cost of products sold                               276.3       278.5
  Selling, general and administrative                  23.8        22.5
  Engineering and research                             11.4        12.9
  Other operating expense (income), net                (5.9)       (4.8)
  Restructuring and other charges                        -           -
                                                  -----------  ----------

Operating income (loss)                                (8.5)      (18.6)
Interest expense                                       (3.4)       (3.2)
Interest income                                          -           -
                                                  -----------  ----------

Income (loss) before income taxes                     (11.9)      (21.8)
Income taxes (credit)                                    -           -
                                                  -----------  ----------
Net income (loss)                                   $ (11.9)    $ (21.8)
                                                  ===========  ==========

Net income (loss)
  per share of common stock                         $  (.32)    $  (.72)
                                                   ===========  ==========

Average shares outstanding                             37.7        30.3